Exhibit 99.2

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WAIVER CUM AMENDMENT AGREEMENT

DATED SEPTEMBER 25, 2025

(as defined below)

BY AND AMONG

SIFY TECHNOLOGIES LIMITED

AND

KOTAK SPECIAL SITUATIONS FUND

AND

SIFY INFINIT SPACES LIMITED

WAIVER CUM AMENDMENT AGREEMENT

This WAIVER CUM AMENDMENT AGREEMENT to the SRA (as defined below) is executed on September 25, 2025 ("Execution Date" and such agreement, the “WCA”) at Chennai, India:

BY AND AMONG

1.

SIFY TECHNOLOGIES LIMITED, a company incorporated under the Companies Act, 1956 and having its registered office at TIDEL Park, 2nd Floor No. 4, Canal Bank Road, Taramani, Chennai - 600 113, Tamil Nadu, India (hereinafter referred to as the “HoldCo” which expression shall, unless it be repugnant to the context or meaning thereof, mean and include its successors and permitted assigns) of the FIRST PART;

AND

2.

KOTAK SPECIAL SITUATIONS FUND, a trust duly registered under the Applicable Laws of India, acting through its trustee, Vistra ITCL (India) Limited, registered with the Securities and Exchange Board of India as a Category II Alternative Investment Fund, represented through Kotak Investment Advisors Limited, a company duly incorporated under the Companies Act, 1956 and having its registered office at 27 BKC, 7th Floor, Plot No. C-27, G Block, Bandra Kurla Complex, Bandra East, Mumbai - 400051, Maharashtra, India (hereinafter referred to as the “Investor” which expression shall, unless it be repugnant to the context or meaning thereof, mean and include its successors and permitted assigns) of the SECOND PART;

AND

3.

SIFY INFINIT SPACES LIMITED, a company incorporated under the Companies Act, 2013 and having its registered office at 2nd Floor, TIDEL Park No. 4, Rajiv Gandhi Salai, Taramani, Chennai - 600 113, Tamil Nadu, India (hereinafter referred to as the “Company” which expression shall, unless it be repugnant to the context or meaning thereof, mean and include its successors and permitted assigns) of the THIRD PART;

Each of the Company, the HoldCo and the Investor are hereinafter collectively referred to as “Parties” and individually as “Party”.

WHEREAS:

(A)

The Parties have entered into a debenture subscription agreement dated November 1, 2021 (as amended by the waiver cum amendment agreement dated September 25, 2025, the “DSA”) pursuant to which the Investor subscribed to the Investor CCDs on the terms and conditions set forth in the DSA. In furtherance of the DSA, the Parties entered into the put option agreement dated November 1, 2021 whereby the Investor would be granted a put option in relation to the Investor CCDs.

(B)

The Parties acknowledge that the Company is proposing, subject to necessary approvals and market conditions, to undertake an initial public offering of its equity shares of face value of ₹10 each (“Equity Shares”) in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended, (“SEBI ICDR Regulations”), the Companies Act, 2013, as amended, and rules made thereunder and other applicable Laws. The initial public offering will comprise a fresh issue of Equity Shares by the Company (“Fresh Issue”) and an offer for sale by certain existing shareholders of the Company (“Selling Shareholders”, and such offer for sale, the “Offer for Sale”). The Fresh Issue along with the Offer for Sale shall collectively be referred to as the “IPO”. Pursuant to the IPO and subject to receipt of relevant regulatory approvals, the Equity Shares are proposed to be listed on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”, and together with BSE, the “Stock Exchanges”). The Company may, in consultation with the book running lead managers, consider an issue of specified securities (the “Pre-IPO Placement”), as may be permitted under SEBI ICDR Regulations and Applicable Laws, at its discretion, prior to filing of the red herring prospectus (“RHP”) by the Company with the Registrar of Companies, Tamil Nadu at Chennai (the “RoC”) in connection with the IPO. If the Pre-IPO Placement is completed, the amount raised pursuant to the Pre-IPO Placement will be reduced from the Fresh Issue, subject to compliance with Rule 19(2)(b) of the Securities Contracts (Regulation) Rules, 1957. The Pre-IPO Placement, if undertaken, shall not exceed 20% of the size of the Fresh Issue.

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(C)

In order to facilitate the Offer and basis request received from the Company, as required under Applicable Laws, the Parties are required to: (i) amend certain provisions of the SRA; (ii) waive, terminate and/or suspend certain rights, obligations and restrictions under the SRA; and (iii) provide their respective consent to certain actions to be undertaken in relation to the Offer, to the extent applicable to such Party under the SRA, each in the manner set out in the WCA.

(D)	The board of directors (“Board”) of the Company has approved the IPO, by way of their resolution dated September 25, 2025.

(E)

Each of the Selling Shareholders, severally and not jointly, have consented to participate in the IPO by way of the Offer for Sale of their respective portion of Offered Shares as determined by such Selling Shareholder, in accordance with its respective consent letters and authorizations.

NOW THEREFORE, in consideration of the foregoing, and the premises, mutual covenants, promises, agreements and provisions set forth hereinafter and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions & Interpretations

1.1	Unless the context otherwise required, capitalized terms used in any part of this WCA, to the extent not defined herein, shall have the same meanings as ascribed to such terms in the DSA and the SRA.

1.2

In furtherance of the Qualified IPO (as defined hereinafter), and as required under applicable Law, the Parties have now decided to waive and amend certain terms of the SRA in terms of the provisions mentioned hereunder in order to enable the Consummation of the Qualified IPO.

1.3

This WCA, together with the DSA, constitutes the entire agreement between the Parties with respect to the subject matter thereof and shall remain valid, operative, binding, subsisting, enforceable and in full force and effect. The Parties also understand and agree that, except to the extent as amended or modified pursuant to this WCA, all rights and obligations of the Parties under the SRA shall remain as currently provided for under the SRA. This WCA shall be read in conjunction with the SRA and the DSA. In the event of any conflict, ambiguity or discrepancy between the provisions of this WCA, the SRA and the DSA, the provisions of this WCA shall prevail.

1.4

Further, it has been agreed amongst the Parties that effective from the Consummation of the Qualified IPO (as defined hereinafter), the SRA shall terminate with full effect without any further act or deed required by or from any Party.

1.5	For the purposes of this Agreement and any actions and transactions contemplated hereunder, the following words and expressions shall bear the meanings ascribed to them below:

1.5.1	“BRLMs” shall mean the lead managers appointed by the Company in connection with the Offer.

1.5.2

“Waiver cum Amendment Agreement” or “WCA” means this waiver cum amendment agreement dated September 25, 2025 to the Sale Right Agreement dated November 1, 2021 executed by and among the HoldCo, the Investor and the Company.

1.5.3

“Qualified IPO” means the closing of an IPO of the Company on a Recognised Stock Exchange which is undertaken at such price and underwritten in a manner as prescribed under applicable Laws. In the event the exit to the Investor is by way of a Qualified IPO, then the following clauses shall apply:

1.5.4	“Consummation of the Qualified IPO” means the date on which Equity Shares of the Company commence trading on a Recognised Stock Exchange pursuant to the Qualified IPO.

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1.5.5

“DRHP” shall mean the draft red herring prospectus to be issued by the Company in accordance with the SEBI ICDR Regulations, which does not contain complete particulars of the price at which the Equity Shares will be allotted and the size of the IPO, including any addenda or corrigenda thereto.

1.5.6	“RoC” shall mean the Registrar of Companies, Tamil Nadu at Chennai.

1.5.7	“SEBI ICDR Regulations” shall have the meaning ascribed to it in Recital B of this WCA.

1.6

This Waiver cum Amendment Agreement shall become effective and binding on the Parties on and from the date of filing of the draft red herring prospectus (the “DRHP”) in relation to the Offer with the Securities and Exchange Board of India (the “SEBI”), until such time as this WCA is terminated in accordance with the provisions of Clause 3 hereof.

2.	AMENDMENT TO THE SRA

2.1

The Parties agree to change the nomenclature of the put option agreement dated November 1, 2021 to Sale Right Agreement (“SRA”). Accordingly, all references to “Put Option Agreement” in the SRA shall be replaced with “Sale Right Agreement”.

2.2	Clause 2 (STL Put Obligation) of the SRA shall stand deleted, solely in relation to the IPO.

3.	TERM AND TERMINATION

3.1

The Parties agree that this WCA shall stand automatically terminated and the waiver, consents and amendments thereof, as applicable, shall be automatically rescinded and revoked without any further act or deed required by any Party of the Parties and without any liabilities or obligations whatsoever, upon the earlier of the following dates (“IPO Long Stop Date”):

(i)	12 (twelve) months from the date of receipt of final observations from SEBI;

(ii)	Exit Long Stop Date;

(iii)	the date on which the Board decides not to undertake the IPO or decides to withdraw the IPO or any offer document filed with any regulator/ authorities in respect of the IPO;

(iv)	the date on which the offer agreement executed between the Company, the Investor, Kotak Data Centre Fund and the BRLMs, is terminated; or

(v)

this WCA being terminated by the mutual written agreement of all Parties, including if the listing of the Equity Shares pursuant to the IPO is not completed by then, subject to a withdrawal of the DRHP upon such termination.

3.2

With respect to any Party, this WCA shall stand automatically terminated upon such Party ceasing to hold any Shares in the Company, subject to the surviving rights and obligations of such Party which accrue on or prior to the date of such Party ceasing to be a shareholder.

3.3

In case of termination of this WCA in accordance with Clause 3.1, the Parties agree that the provisions of the SRA (as existing prior to the execution of this WCA) shall (i) immediately and automatically stand reinstated with full force and effect, without any further action or deed required on the part of any Party; and (ii) be deemed to have been in force during the period between the date of execution of this WCA and the date of termination of this WCA, without any break or interruption whatsoever. Further, it is clarified that the Put CCDs in the event of such termination of this WCA in accordance with Clause 3.1, shall include the Equity Shares held by the Investor (pursuant to conversion of the Investor CCDs) as at the IPO Long Stop Date. The Parties hereby agree and acknowledge that the obligation of the Company under this Clause 3.3 shall survive the termination of this WCA only in case of failure of Consummation of the Qualified IPO by the IPO Long Stop Date.

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4.	REPRESENTATION AND WARRANTIES OF THE PARTIES

Each Party represents, severally and not jointly, and with respect to itself, that:

4.1	it has the power and authority and is competent to enter into and perform its obligations under this WCA or other documents incidental hereto.

4.2	this WCA constitutes a legal, valid and binding obligation, enforceable against it in accordance with the terms of the WCA;

4.3	the execution, delivery and performance of this WCA by it will not violate any provision of its organizational or governance documents.

5.	GENERAL PROVISIONS

5.1

The provisions of Clause 1 (Definitions and Interpretations), Clause 9 (Term and Termination), Clause 10 (Specific Performance), Clause 11 (Governing Law and Jurisdiction), Clause 12 (Arbitration of Disputes), Clause 13 (Further Assurances), Clause 14 (Notices) and Clause 20 (Partial Invalidity) of the SRA, to the extent not amended by this WCA, shall apply mutatis mutandis to this WCA.

5.2	No changes or additions to, or modifications of, this WCA shall be valid unless made in writing and signed by all the Parties hereto.

5.3

The Parties agree that the Qualified IPO, and any actions taken in relation to the Qualified IPO, to the extent undertaken in accordance with the provisions of the SRA (including by way of this WCA), shall not be deemed to constitute a breach of any other provisions of the SRA, or of the corresponding provisions of the Articles of Association, as applicable, unless the context otherwise requires.

5.4

This WCA shall be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which will constitute one and the same instrument. The delivery of signed counterparts by facsimile transmission or electronic mail in “portable document format (.pdf)” shall be as effective as signing and delivering the counterparts in person. In the event any of the Parties delivers a .pdf format signature page of a signature page to this WCA, such Party shall deliver an originally executed signature page at any time thereafter upon request; provided, however, that the failure to deliver any such originally executed signature page shall not affect the validity of the signature page delivered by in .pdf format.

IN WITNESS WHEREOF, the Parties hereto, acting through their duly authorized representatives, have caused this WCA to be signed in their respective names, as of the date first written above.

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IN WITNESS WHEREOF, the Parties have caused this Waiver Cum Amendment Agreement to be executed in counterparts by their respective duly authorized representatives as of the Execution Date.

For and on behalf of SIFY TECHNOLOGIES LIMITED

/s/ V. Ramanujan	25-Sept-2025
(Authorized Signatory)

Name: V. RAMANUJAN

Designation: Chief Financial Officer

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IN WITNESS WHEREOF, the Parties have caused this Waiver Cum Amendment Agreement to be executed in counterparts by their respective duly authorized representatives as of the Execution Date.

For and on behalf of KOTAK SPECIAL SITUATIONS FUND

/s/ Rahul Shah /s/ Shital Gharge	<stamp>
(Authorized Signatory(ies))

Name: Rahul Shah, Shital Gharge

Designation: Partner, Senior Vice President

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IN WITNESS WHEREOF, the Parties have caused this Waiver Cum Amendment Agreement to be executed in counterparts by their respective duly authorized representatives as of the Execution Date.

For and on behalf of SIFY INFINIT SPACES LIMITED

/s/ Ganesh Sankararaman	25/September/2025
(Authorized Signatory)

Name: Ganesh Sankararaman

Designation: Chief Financial Officer

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